Mail Stop 4561

August 24, 2006

By U.S. Mail and facsimile to (410) 951-1858

Mr. Joseph Haskins, Jr.
Chairman, President and Chief Executive Officer
Harbor Bankshares Corporation
25 West Fayette Street
Baltimore, MD 21201

       Re: Harbor Bankshares Corporation
              Amendment No. 1 to Schedule 13E-3
              Filed August 1, 2006
              File No. 05-45264
              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed August 1, 2006
              File No. 000-20990

Dear Mr. Haskins:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   We note your request that we reconsider our position that each officer and director be listed as a filing person. If you determine that the affiliates are not engaged in the transaction nor otherwise involved in the transaction other than as an officer or director, we will not object to their removal as filing persons. However, if you choose to remove the Directors and Officers as filing persons, please make sure to delete references throughout the document to Directors and

Officers as filing persons to avoid confusion.

Background of the Merger, page 12

2.   We note your response to prior comment 16 and reissue the comment. Please explain in greater detail how the board selected $31.00 per share and how it determined that this increased consideration was "consistent with the analysis of the financial advisor." For example, demonstrate how the new consideration offered is fair under an earnings derived valuation method, as described on page 20 and suggested by Danielson to be used as the primary basis for determining valuation. Similarly, we reissue prior comment 30.

3.   We note your disclosure about alternative transaction structures and reasons for the merger in response to our former comment 25, but we can not find an analysis of any negative aspects to the merger structure you have chosen. Therefore, we reissue comment 25.

Recommendation of the Board of Directors; Fairness of the Merger Proposal, page 15

4.   We note from your response to comment 19 that the fact that the board is relying upon and adopting the analysis and conclusion of the Danielson Report to satisfy its obligations under Item 1014(b). However, it remains unclear whether the Danielson Report complies with the disclosure obligations of Item 1014(b). The fairness determination should address the factors included in the Instruction 2 to Item 1014 and, to the extent a factor was not considered relevant, should address why not. See Q&A 20 of Exchange Act Release No. 34-17719 (April 13, 1981). It does not appear that the Danielson Report addresses all of the factors. For example, the report addresses stock transactions only through the first nine months of 2005. Instruction 2 requires the fairness determination to address current market prices and stock purchases.

Financial Effects of the Merger; Financing the Merger, page 24

5.   We note your disclosure in response to comment 33 that you do not have any alternative financing arrangements but you did not address whether there are any material conditions to the financing arrangement with the bank. Please revise your disclosure to include any such conditions or disclose that there are none.

Conduct of Harbor's Business after the Merger, page 27

6.   We are unable to find the disclosure which addresses that certain of the company's reporting obligations will continue until 90 days after filing a Form 15; therefore, we reissue comment 36.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: James I. Lundy, III
        Attorney at Law
        Suite 400
        1700 Pennsylvania Avenue, NW
        Washington, DC 20006